Exhibit 99.1

Amaya Announces Successful Completion of Repricing and Amendment to its First Lien Term Loans

MONTREAL, Canada – March 3, 2017 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today announced that it successfully repriced and retranched its U.S. dollar and Euro denominated first lien term loans and amended the applicable credit agreement (collectively, the “Financing”). Unless otherwise noted, all references to “$” are to U.S. dollars and all references to “€” are to Euros.

The first lien term loan repricing will reduce the applicable interest rate margin by 50 basis points bringing the U.S. dollar denominated first lien term loans to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points and the Euro denominated first lien term loans to Euribor plus 375 basis points with no Euribor floor. Amaya also retranched its first lien term loans by raising €100 million of incremental Euro denominated first lien debt and using those proceeds to reduce its U.S. dollar denominated first lien term loans. As a result of the repricing and retranching, Amaya currently expects to save approximately 13%, or $15.4 million, of interest expense annually.

Amaya and the lenders also amended the credit agreement for its first lien term loans to, among other things, reflect the repricing, retranching, and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively. Amaya will use the approximately $48 million of previously allocated 2016 excess cash flow to pay an additional amount on the remaining balance of its pre-existing contractual deferred payment obligation by May 15, 2017.

At the request of certain lenders, the amendment also modifies the change of control provision to remove the ability of a certain current shareholder to directly or indirectly acquire control of Amaya without triggering an event of default and potential acceleration of the repayment of the debt under the credit agreement for the first lien term loans.

“The successful completion of this transaction underscores the strength of our current business and operations, as well as the continued support of our existing lenders and interest of new lenders,” said Kimberly Fitzgerald, Amaya’s Vice President, Finance and Capital Markets. “The transaction will help reduce our currency risk, lower our interest expense, and accelerate the payment of the remaining amounts owed on our deferred payment obligation.”

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 108 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. Forward-looking statements and information can, but may not always, be identified by the use of words such as “expect”, “may”, “will”, and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, business developments, anticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, certain expectations relating to the Financing and the impact thereof on Amaya’s business, as well as Amaya’s expectations regarding the payment of the remaining amounts owed on Amaya’s deferred payment obligation. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discuss and Analysis for the three and nine months ended September 30, 2016, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com